Ms. Joyce Sweeney
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.   20549

June 20, 2005

Dear Ms. Sweeney;

     This is in response to your letter dated June 8, 2005 directed to AJS Bancorp, Inc. (the Company) in relation to the Company's Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005. The Securities and Exchange Commission (SEC) had two comments, which we address as follows:

1. Item 15:Exhibits - page 49. The Company's exhibit 32 referenced in the list of exhibits does not appear to have been furnished with Form 10-K. This exhibit is the Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     We reply as follows: The Company has reviewed the in-house document and printed annual report of our 10-K and note that the exhibit is properly present in both, however, we concur that the exhibit was inadvertently excluded from the EDGAR filing of the Company's Form 10-K. In conjunction with this response, the Company has filed an amended the 10-K to include exhibit 32.

2. Note 2 - Securities - page F-14. The Company's disclosure on page F-16 shows that the unrealized losses on securities are due to increases in market interest rates and are considered temporary. The SEC is requesting a comprehensive analysis supporting the conclusion that the Company's mortgage backed securities and mutual fund investments are not other than temporarily impaired as of December 31, 2004 and March 31, 2005. The SEC would like the following addressed in our analysis:
     o    Duration of impairment
     o    Current increasing trend in interest rates; and
     o The Company's estimate of the forecasted period of time sufficient to allow for any anticipated recovery in market value.

     We reply as follows: We will address the potential impairment of the mortgage backed security portfolio first and then the potential impairment of the mutual fund investment. Following these two discussions we will address the current increasing trend in interest rates and the Company's estimate of the forecasted period of time sufficient to allow for any anticipated recovery in market value as it relates to both the aforementioned investments.

          SAB topic 5M provides guidance on making other-than-temporary impairment decisions, and requires an evidence-based evaluation when an investment declines below cost. It references the length of time that market value has been less than cost (duration of impairment) and the extent to which market value has been less than cost (severity of impairment).

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          The fair value of the Company's available for sale mortgage-backed securities (MBS) portfolio at December 31, 2004 was $35,233,000 and $34,459,000 at March 31, 2005, respectively. The MBS portfolio primarily consists of 26 and 28 FannieMae and FreddieMac fixed-rate pools as of December 31, 2004 and March 31, 2005, respectively. These are high-quality, low-risk MBS securities with a weighted average maturity of 140 months at December 31, 2004 and 132 months at March 31, 2005.

          The Company reviewed the possibility of impairment as it relates to the MBS portfolio in preparation of the December 31, 2004 and March 31, 2005 financial statements. We concluded that the cause of the unrealized loss was interest-rate driven and does not reflect any impairment related to the financial condition and near-term prospects of the issuer that could effect the earnings potential of the investment. Further, we reviewed the duration of any possible impairment and we found that as of December 31, 2004 only two MBS pools had a fair market value below cost for all twelve preceding monthly valuations, and as of March 31, 2005 only 7 MBS pools had a fair market value below cost for all twelve preceding monthly valuation periods. The cost basis of the MBS pools that had a fair market value below cost for all twelve preceding monthly valuation periods was $3,760,000 and $19,373,000 at December 31, 2004 and March 31, 2005, respectively. The market value of the MBS securities that had a fair market value below amortized cost for all twelve preceding monthly valuation periods was $3,705,000 and 19,314,000 at December 31, 2004 and March 31, 2005,
     respectively. In further investigation we noted that the securities that did show declines in fair market value for all twelve preceding periods had a percentage decline in market value compared to the cost of the securities of 1.47% and 2.98% at December 31, 2004 and March 31, 2005, respectively. In both periods, the decline in value is a small percentage of the investment and therefore, is considered minor in severity.

          The Company has held shares in an Adjustable Rate Mortgage Fund (ARM fund) since July 2002. The ARM fund invests primarily in high quality adjustable rate mortgage investments and related instruments that are low risk securities qualifying under banking regulations. No credit issues have been identified that cause the Company to believe the impairment is related to the financial condition and near-term prospects of the issuer, which in turn is effecting the earnings potential of the investment. This is reflected by the continued "AAA" S&P rating of the ARM fund. The funds target duration is no shorter than that of a 6-month U.S. Treasury Bill and no longer than that of a 1-year U.S. Treasury Note, and its maximum duration is equal to that of a 2-year U.S. Treasury note. The average cost basis of the Company's shares in the ARM fund was $9.95/share at December 31, 2004 and $9.90/share at March 31, 2005. The net asset value (NAV) of the ARM fund shares at December 31, 2004 and March 31, 2005 was $9.82 and $9.79, respectively. The percentage decline in market value compared to the cost basis of the Company's ARM fund investment as of December 31, 2004 and March 31, 2005 was 1.31% and 1.11%, respectively. In both periods, the


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     decline in value is a small percentage of the total investment value and therefore is considered minor in severity.

          In looking at both the MBS portfolio and the ARM fund we consider the duration and the severity of any potential impairment and the nature of the events giving rise to the potential impairment. Since May 2004, the Federal Reserve has raised short-term interest rates 200 basis points. History has shown that interest rates demonstrate a cyclical pattern over time. It is difficult to predict precisely when a rising interest rate environment will stabilize, or decline. We consider the potential impairment of both the preceding investments to be caused by the recent rise in the interest rate environment. The rising interest rate environment continued in 2005 with another 25 basis point move in the federal funds target rate by the Federal Reserve in May 2005. However, recent economic indicators and rate movements signal a leveling out or potential slowing of the pace of the trend. Moreover, the longer end of the yield curve has declined over the past twelve months.

          As this pertains to the MBS portfolio, the majority of which is fixed-rate, we expect that the duration of a market value decline may begin to encompass a longer-term horizon then what we have seen to date. Conversely, if interest rates fall, the loss in market value would recover (that is, the degree of impairment would reverse). Historically the MBS portfolio has shown market value fluctuations from month to month consistent with the rise and fall of interest rates. To date these fluctuations have not been considered to indicate an other-then-temporary impairment due to the short duration and relatively minor severity of the impairment. In addition, the Company has the intent and the ability to hold the investment for the foreseeable future.

          In making an estimate of the forecasted period of time sufficient to allow the Company's MBS portfolio to recover we consider a number of facts and circumstances. First, an increasing interest rate environment can be expected to result in a decline in the market value of an investment made up of interest-sensitive assets. Secondly, the MBS portfolio consists mostly of fixed-rate mortgages with weighted average maturity dates of 140 and 132 months at December 31, 2004 and March 31, 2005, respectively. Third, interest rates can be expected to stabilize and decline. Fourth, interest rate cycles vary in duration and can last for several years, which can influence the duration of the MBS portfolio's impairment. Fifth, duration alone is not sufficient to indicate impairment; the severity of impairment must be taken into account also. Sixth, interest rates have been increasing since May of 2004. And finally, current economic conditions suggest the current trend of rate increases is reaching its peak.

          Recent history has shown the value of the MBS portfolio to closely follow rising and falling interest rates. In reviewing the portfolio the longest duration of potential other-than-temporary (OTT) impairment has been 21 months, and this potential OTT impairment was only reflected in one of the pools that make up the MBS portfolio, the remaining pools all had reflected potential gains in market value during the same 21 months. In addition, the severity of potential OTT impairment of the individual pool was less than 1% at its lowest and 5.05% at its highest during the 21 months of impairment and fluctuating between these two values, indicating minor severity of impairment. Therefore, the Company believes that these MBS securities may recover within a twelve to twenty-four month time horizon. In addition, when we speak of recovery the term does not measure the severity of impairment, in other words the MBS security can show an unrealized loss of $40,000 or less than 1% of the December 31, 2004 balance and not be considered fully recovered, but the severity of impairment would be minor and not indicative of an other-than-temporary loss.

          Should interest rates continue to rise the MBS securities could reasonably be expected to have the duration of impairment lengthen and the severity of impairment increase. In such a case it would be expected some time in the future that the severity would increase to such a level as to indicate an other-than-temporary impairment. However, baring any large, sustained interest rate increases, at this time it is not expected in the foreseeable future.

          In relation to the ARM fund investment, the historical performance of the fund shows that as interest rates slow their rate of ascent, are stable, or as rates decline, the fund recovers its value through increases in its market net asset value. The fund, consisting of near-term repricing (6-month to 1 year) adjustable rate mortgages, is expected to recover value following an interest rate-declining environment once rates stabilize and the underlying mortgages reprice to market. The Company also has the intent and ability to hold the ARM fund for the foreseeable future. Therefore, the Company anticipates leveling interest rates will result in the recovery of the ARM fund market value within one year.


     The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosures in the filing. The Company also understands that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing. In addition, the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


Sincerely,
AJS Bancorp, Inc.

/s/ Lyn G. Rupich

Lyn G. Rupich
President/Chief Operating Officer